FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Press Release dated September 14, 2006 (Q1 FY 2007 Financial Results)

Exhibit 2

Press Release dated September 14, 2006 (Q1 FY 2007 Conference Call Notification)

Exhibit 3

CEO Certification of Interim Filings (Form 52-109FM2)

Exhibit 4

CFO Certification of Interim Filings (Form 52-109FM2)

Exhibit 5

Report of Voting Results (section 11.3 of National Instrument 51-102)

Exhibit 6

National Instrument 44-101 (Notice Intent)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 18, 2006